UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

Expion360 Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

30218B100

(CUSIP Number)

December 31, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30218B100	Schedule 13G	Page 2 of 8

1.	NAMES OF REPORTING PERSONS 3i, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 487,383
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 487,383
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,383
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.56% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) The percentage of the Issuer’s common stock, par value $0.001 per share (“Common Stock”), beneficially owned by the Reporting Person is based on 6,986,409 shares of Common Stock outstanding as of January 12, 2024, as reported in the Issuer’s Registration Statement on Form S-1, filed with the SEC on January 23, 2024.

CUSIP No. 30218B100	Schedule 13G	Page 3 of 8

1.	NAMES OF REPORTING PERSONS 3i Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 487,383
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 487,383
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,383
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.56% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) The percentage of Common Stock beneficially owned by the Reporting Person is based on 6,986,409 shares of Common Stock outstanding as of January 12, 2024, as reported in the Issuer’s Registration Statement on Form S-1, filed with the SEC on January 23, 2024.

CUSIP No. 30218B100	Schedule 13G	Page 4 of 8

1.	NAMES OF REPORTING PERSONS Maier Joshua Tarlow
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 487,383
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 487,383
	8.	SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 487,383
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.56% (1)
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1) The percentage of Common Stock beneficially owned by the Reporting Person is based on 6,986,409 shares of Common Stock outstanding as of January 12, 2024, as reported in the Issuer’s Registration Statement on Form S-1, filed with the SEC on January 23, 2024.

CUSIP No. 30218B100	Schedule 13G	Page 5 of 8

Item 1.

(a)	Name of Issuer Expion360 Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices

The Issuer’s principal executive offices are located at 2025 SW Deerhound Avenue, Redmond, Oregon 97756.

Item 2.

(a)

Name of Person Filing:

This Schedule 13G is being filed jointly by:

(i) 3i, LP, a Delaware limited partnership (“3i”);

(ii) 3i Management, LLC, a Delaware limited liability company (“3i Management”); and

(iii) Maier Joshua Tarlow (“Mr. Tarlow”).

Each of the foregoing is referred to as a “Reporting Person,” and collectively, as the “Reporting Persons.”

3i Management is the general partner of 3i. Mr. Tarlow is the manager of 3i Management and has sole voting control and investment power over securities beneficially owned directly by 3i, and indirectly by 3i Management. Mr. Tarlow does not directly own any shares of Common Stock. Mr. Tarlow disclaims beneficial ownership of the securities owned directly by 3i, and indirectly by 3i Management, except to the extent of his pecuniary interest therein.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is attached as Exhibit I to this Schedule 13G.

The filing of this Schedule 13G should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(b)	Address of the Principal Office or, if none, residence The address of the principal office for each of the Reporting Persons is 2 Wooster Street, 2nd Floor, New York, New York 10013.

(c)	Citizenship 3i is a Delaware limited partnership. 3i Management is a Delaware limited liability company. Mr. Tarlow is a citizen of the United States.

(d)	Title of Class of Securities

The title of the class of securities to which this Schedule 13G relates is Common Stock.

(e)	CUSIP Number: The CUSIP number for the Common Stock is 30218B100.

CUSIP No. 30218B100	Schedule 13G	Page 6 of 8

Item 3.  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.  Ownership.

Information required by this Item 4 with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover pages to this Schedule 13G and is incorporated herein by reference into this Item 4 for each such Reporting Person. The ownership percentages reported on the cover pages are based on 6,986,409 shares of Common Stock outstanding as of January 12, 2024, as reported in the Issuer’s Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 23, 2024.

As of December 31, 2023, 3i held a senior unsecured convertible note (the “Note”) in the aggregate original principal amount of $2,750,000. The Note is convertible (in whole or in part), at the election of 3i, at any time prior to December 27, 2024 into the number of shares of Common Stock equal to (x) the sum of (i) the portion of the principal amount to be converted or redeemed, (ii) all accrued and unpaid interest with respect to such principal amount, and (iii) all accrued and unpaid late charges with respect to such principal and interest amounts, if any, divided by (y) a conversion price of $6.1421 per share. In addition, if an event of default has occurred under the Note, 3i may elect to convert all or a portion of the Note into shares of Common Stock at an “alternate conversion price” equal to 90% of the lowest daily volume-weighted average price (“VWAP”) of Common Stock during the ten trading days immediately preceding the date of conversion, subject to the terms and conditions set forth in the Note.

The Note includes certain share issuance caps and beneficial ownership limitations specified therein (the “Blocker Provisions”). Pursuant to the Blocker Provisions, 3i is prohibited from converting the Note into shares of Common Stock if, as a result of such conversion, the holder, together with its affiliates and any persons acting as a group together with such holder or any of such affiliates, would beneficially own more than 9.99% of the total number of shares of Common Stock then issued and outstanding immediately after giving effect to the conversion.

The number of shares reported as beneficially owned by each Reporting Person reflects the sum of (i) 447,729 shares of Common Stock issuable upon conversion of the Note at the election of 3i (assuming the aggregate original principal amount of $2,750,000 is converted at $6.1421 per share), and (ii) 39,654 shares of Common Stock previously issued to 3i in connection with its commitment to purchase the Note.

CUSIP No. 30218B100	Schedule 13G	Page 7 of 8

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

CUSIP No. 30218B100	Schedule 13G	Page 8 of 8

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3i, LP

By:	3i Management, LLC
Its:	General Partner

By:	/s/ Maier J. Tarlow
Name:	Maier J. Tarlow
Title:	Manager

3i Management, LLC

By:	/s/ Maier J. Tarlow
Name:	Maier J. Tarlow
Title:	Manager

/s/ Maier J. Tarlow
Maier J. Tarlow

Exhibit I

JOINT FILING AGREEMENT

February 5, 2024

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended (the “Act”), and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 or Section 16 of the Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

3i, LP

By:	3i Management, LLC
Its:	General Partner

By:	/s/ Maier J. Tarlow
Name:	Maier J. Tarlow
Title:	Manager

3i Management, LLC

By:	/s/ Maier J. Tarlow
Name:	Maier J. Tarlow
Title:	Manager

/s/ Maier J. Tarlow
Maier J. Tarlow